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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                         WELLSFORD REAL PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    950240200
                ------------------------------------------------
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                    85 Broad Street, New York, New York 10004
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 9, 2000
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240200                                        PAGE  2 OF  18 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                           W/W GROUP HOLDINGS, L.L.C.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            2,128,098
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         2,128,098
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,128,098
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240200                                        PAGE  3 OF  18 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP XI
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            2,128,098
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         2,128,098
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,128,098
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240200                                        PAGE  4 OF  18 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                             WH ADVISORS, L.L.C. XI
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            2,128,098
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         2,128,098
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,128,098
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240200                                        PAGE  5 OF  18 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                      WHWEL REAL ESTATE LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            2,128,098
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         2,128,098
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,128,098
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240200                                        PAGE  6 OF  18 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                               WHATR GEN-PAR, INC.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            2,128,098
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         2,128,098
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,128,098
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240200                                        PAGE  7 OF  18 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP VII
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            2,128,098
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         2,128,098
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,128,098
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240200                                        PAGE  8 OF  18 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                             WH ADVISORS, L.L.C. VII
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            2,128,098
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         2,128,098
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,128,098
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                       OO
--------------------------------------------------------------------------------

XX
                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240200                                        PAGE  9 OF  18 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            2,128,098
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         2,128,098
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,128,098
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240200                                       PAGE  10 OF  18 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                              WH ADVISORS, L.L.C. V
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            2,128,098
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         2,128,098
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,128,098
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240200                                       PAGE  11 OF  18 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                              GOLDMAN, SACHS & CO.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |X|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    NEW YORK
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            2,128,098
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         2,128,098
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,128,098
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                    PN/BD/IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240200                                       PAGE  12 OF  18 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                          THE GOLDMAN SACHS GROUP, INC.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            2,128,098
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         2,128,098
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,128,098
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                      HC/CO
--------------------------------------------------------------------------------

     CUSIP No. 950240200                                     PAGE 13 OF 18 PAGES


         WHWEL Real Estate Limited Partnership, WHATR Gen-Par, Inc., Whitehall Street Real Estate Limited Partnership VII, WH Advisors, L.L.C. VII, Whitehall Street Real Estate Limited Partnership V, WH Advisors, L.L.C. V, W/W Group Holdings, L.L.C., Whitehall Street Real Estate Limited Partnership XI, WH Advisors, L.L.C. XI , Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. hereby amend the report on Schedule 13D, dated August 28, 1997, as amended by Amendment No. 1 thereto dated May 14, 1997, as amended by Amendment No. 2 thereto dated May 14, 1998, as amended by Amendment No. 3 thereto dated June 7, 1999, and as further amended by Amendment No. 4 thereto dated April 4, 2000 (as so amended, the "Schedule 13D"), filed in respect of shares of common stock, par value $0.01 per share, of Wellsford Real Properties, Inc., a Maryland corporation. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in Schedule 13D.


Item 2.           Identity and Purpose.
                  --------------------

         Item 4 of the Schedule 13D is hereby amended by deleting the fifth paragraph therein and replacing such deleted text with the following:

          During the last five years, none of the Reporting Persons, or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules 2A, 2B, 2C, 2D and 2E hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, except as described in Schedule 3 which is attached hereto and incorporated into this Item by reference.

Item 4.           Purpose of the Transaction.
                  --------------------------

         Item 4 of the Schedule 13D is hereby amended by adding the following information at the end thereof:

          Representatives of the Reporting Persons have commenced discussions with management of the Company concerning a possible transaction that could result in a sale or transfer by the Company of all or substantially all of the Company's interest in Wellsford/Whitehall Group. The consideration to be paid in any such transaction may take the form of cash, assets (including assets currently owned by Wellsford/Whitehall Group) or a combination thereof, or seller financing provided by the Company, but no determinations have been made as to the proposed form or amount of consideration that would be payable in any such transaction.

         None of the Reporting Persons or their affiliates has yet determined to engage in any such a transaction, and no agreement has been reached with the Company's management with

     CUSIP No. 950240200                                     PAGE 14 OF 18 PAGES

     respect to any such transaction. There can be no assurance that any of the Reporting Persons or their affiliates will determine to engage in such a transaction or that an agreement will be reached with respect to such a transaction.

          Each Reporting Person expects to continue to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional shares of Common Stock or other securities convertible or exchangeable for Common Stock in public or private transactions; dispose of shares of Common Stock or such other securities in public or private transactions; enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock or such other securities and/or propose or enter into other transactions that relate to or would result in one or more of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D. Any such transactions may be effected at any time and from time to time. To the knowledge of each Reporting Person, each of the persons listed on Schedules 2A, 2B, 2C, 2D and 2E hereto may make the same evaluation and reserves the same rights.

     CUSIP No. 950240200                                     PAGE 15 OF 18 PAGES

                                   SCHEDULE 3

On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (the "Firm") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.) (BSJ). Pursuant to the settlement, without admitting or denying the findings, the Firm consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that the Firm had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required the Firm to cease and desist from violating such provisions, and ordered the Firm to make payments totaling approximately $5.1 million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

     CUSIP No. 950240200                                     PAGE 16 OF 18 PAGES


                                    SIGNATURE

         Each Reporting Person certifies that, after reasonable inquiry and to the best of such Reporting Person's knowledge and belief, the information set forth in this Statement is true, complete and correct.

Dated: August 10, 2000              WHWEL REAL ESTATE LIMITED PARTNERSHIP

                                    By:   WHATR Gen-Par, Inc.

                                          By:    /s/ Elizabeth M. Burban
                                               ---------------------------------
                                               Name:  Elizabeth M. Burban
                                               Title: Vice President


Dated: August 10, 2000              WHATR GEN-PAR, INC.

                                    By:      /s/ Elizabeth M. Burban
                                          --------------------------------------
                                          Name:  Elizabeth M. Burban
                                          Title: Vice President


Dated: August 10, 2000              WHITEHALL STREET REAL ESTATE LIMITED
                                       PARTNERSHIP VII

                                    By:   WH Advisors, L.L.C. VII

                                          By:    /s/ Elizabeth M. Burban
                                               ---------------------------------
                                                Name:  Elizabeth M. Burban
                                                Title: Vice President


Dated: August 10, 2000              WH ADVISORS, L.L.C. VII

                                    By:     /s/  Elizabeth M. Burban
                                          --------------------------------------
                                          Name:  Elizabeth M. Burban
                                          Title: Vice President

     CUSIP No. 950240200                                     PAGE 17 OF 18 PAGES



Dated: August 10, 2000              WHITEHALL STREET REAL ESTATE LIMITED
                                       PARTNERSHIP V

                                    By:   WH Advisors, L.L.C. V

                                          By:    /s/ Elizabeth M. Burban
                                               ---------------------------------
                                                Name:  Elizabeth M. Burban
                                                Title: Vice President


Dated: August 10, 2000              WH ADVISORS, L.L.C. V

                                    By:      /s/ Elizabeth M. Burban
                                          --------------------------------------
                                          Name:  Elizabeth M. Burban
                                          Title: Vice President



Dated: August 10, 2000              W/W GROUP HOLDINGS, L.L.C.

                                    By:      /s/ Elizabeth M. Burban
                                          --------------------------------------
                                          Name:  Elizabeth M. Burban
                                          Title: Vice President

     CUSIP No. 950240200                                     PAGE 18 OF 18 PAGES


Dated: August 10, 2000              WHITEHALL STREET REAL ESTATE LIMITED
                                       PARTNERSHIP XI

                                    By:   WH Advisors, L.L.C. XI

                                          By:    /s/ Elizabeth M. Burban
                                               ---------------------------------
                                               Name:  Elizabeth M. Burban
                                               Title: Vice President


Dated: August 10, 2000              WH ADVISORS, L.L.C., XI

                                    By:     /s/ Elizabeth M. Burban
                                          --------------------------------------
                                          Name:  Elizabeth M. Burban
                                          Title: Vice President


Dated: August 10, 2000              GOLDMAN, SACHS & CO.

                                    By:     /s/ David J. Greenwald
                                          --------------------------------------
                                          Name:  David J. Greenwald
                                          Title: Managing Director


Dated: August 10, 2000              THE GOLDMAN SACHS GROUP, INC.

                                    By:     /s/ Daniel M. Neidich
                                          --------------------------------------
                                          Name:  Daniel M. Neidich
                                          Title: Managing Director